September 26, 2012

SENT BY COURIER

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re: Quaterra Resources Inc. – Form 40-F for Fiscal Year Ended December 31, 2011 Filed March 30, 2012 File No. 001-33965

Dear Sirs:

I have been asked to reply to your letter of September 18, 2012. As requested, our response will be partially in narrative form herein and included in an amended AIF to be annexed to a revised Form 40F when all issues have been settled. We expect that the response will be completed within the time limited in your letter but request your forbearance in allowing minimal additional time if the exchange of correspondence is not completed within the stated ten business days.

In reference to the noted items we advise:

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.1

Annual Information Form

Mineral Resource Estimate, page 20

1.

We note your disclosure of resource estimates below your current economic cutoff grade in this section of your filing. Mineral resources must have reasonable prospects for economic extraction for both operating mines and undeveloped properties with the reportable resources delimited using an economically based cutoff to segregate resources from mineralization. Please remove all resource estimates from your filing which are not based on an economically derived cutoff.

The current Indicated and Inferred Mineral Resources of the Concordia and San Gregorio North veins, reported at various Ag ranges (g/t)1 are shown in the following table:

… 2/

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 26, 2012

Ag Range (g/t)	Vein	Zone	Classification	Tonnes (t)	Au (g/t)	Ag (g/t)	Au (oz) [2]	Ag (oz) [2]
> 45.0	Concordia	La Quinta	Indicated	4,590,000	0.10	103.4	14,757	15,259,171
	Concordia	La Quinta	Inferred	10,516,000	0.08	85.5	27,048	28,907,758
	San Gregorio	North	Inferred	4,005,000	0.15	79.4	19,315	10,223,998
> 60.0	Concordia	La Quinta	Indicated	3,625,000	0.11	117.0	12,820	13,636,144
	Concordia	La Quinta	Inferred	6,319,000	0.09	107.8	18,285	21,901,045
	San Gregorio	North	Inferred	2,608,000	0.16	94.3	13,416	7,907,096
> 75.0	Concordia	La Quinta	Indicated	2,757,000	0.13	132.6	11,523	11,753,792
	Concordia	La Quinta	Inferred	3,734,000	0.11	136.3	13,206	16,363,187
	San Gregorio	North	inferred	1,792,000	0.17	107.1	9,795	6,170,569
> 90.0	Concordia	La Quinta	Indicated	2,057,000	0.14	149.8	9,259	9,907,038
	Concordia	La Quinta	Inferred	2,506,000	0.12	163.1	9,669	13,141,131
	San Gregorio	North	Inferred	1,383,000	0.17	114.6	7,559	5,095,708
> 120.0	Concordia	La Quinta	Indicated	1,106,000	0.16	189.8	5,689	6,749,150
	Concordia	La Quinta	Inferred	1,454,000	0.14	206.6	6,545	9,658,117
	San Gregorio	North	Inferred	460,000	0.17	137.8	2,514	2,038,003
> 150.0	Concordia	La Quinta	Indicated	655,000	0.19	229.0	4,001	4,822,525
	Concordia	La Quinta	Inferred	904,000	0.15	251.2	4,360	7,301,058
	San Gregorio	North	Inferred	72,000	0.19	169.4	440	392,142

1Tonnes have been rounded up to the nearest 1,000. Au is reported to 2 decimal places and Ag to 1 decimal place.
21 troy ounce = 31.103 grams.

… 3/

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 26, 2012

Measured resources could not be estimated for the La Quinta and San Gregorio North zones because metallurgical testing is only in the preliminary stages and drill spacing is still considered too broad to confidently estimate. Material was reclassified from Indicated to Inferred Mineral Resource category in areas where the classification was supported by only one drill hole. The classification of material in the area of the historic Concordia mine was also reduced in its classification because the actual 3D location and extents of the workings are not accurately known. Based on a historic long section circa 1954, development appears to have been completed down to 200m below surface, and mining carried out only to approximately 100m depth.

A conceptual analysis of the resource model using mine planning software assisted the development of an appropriate exploration program to advance the Nieves Project. Gemcom Whittle software was used in this process with conceptual costs forecast by Quaterra, the Mineral Resources (Indicated and Inferred) and two (2) pit slopes (45 and 50°) to create a number of scenarios. The resulting pit shells were examined in 3D and drill holes proposed that would test the area between the shells, along strike outside the shells and potentially upgrade Inferred Mineral Resources to the Indicated Mineral Resources classification.

The analysis showed that the La Quinta zone needs additional drill testing in the area between the shells to potentially upgrade the Inferred Mineral Resources to Indicated Mineral Resources and that additional drill testing should be completed along strike (both directions) of the extents of the larger conceptual pit to potentially increase the tonnage of the Ag mineralization. Similarly, drilling needs to be completed along strike, in both directions of the San Gregorio Zone to determine the extent of the mineralization that occurs along this trend. Drilling also needs to be closer spaced in the area drilled in the last exploration program to potentially increase to resource class from Inferred Mineral Resource to Indicated Mineral Resource.

Specific recommendations by Caracle Creek for the Nieves project include step out drilling to close off the strike extent of the Concordia and San Gregorio vein systems and infill drilling to upgrade mineral resource classification in San Gregorio North and to the SW of the high grade La Quinta resource. Additional recommendations include drill testing geophysical anomalies in the Dolores, Santa Rita, California and Orion areas and a continuation of metallurgical test work on the Concordia and the San Gregorio mineralization with additional specific gravity determinations to more accurately estimate the deposit tonnage along both vein systems.

On August 10, 2010, Caracle Creek completed an updated NI 43-101 compliant independent resource estimate for Nieves silver property. The updated resource estimate for the San Gregorio North zone was just over 4 million tonnes of Inferred Mineral Resources with an estimated grade of 79.4 g/t Ag and 0.15 g/t Au equating to almost 10.25 million ounces of Ag and over 19,000 ounces of Au. Resources estimated for the La Quinta zone include almost 4.6 million tonnes of Indicated Mineral Resources averaging 103.4 g/t silver (~15.26 million Ag ounces) and 0.10 g/t Au in addition to just over 10.5 million tonnes of Inferred Mineral Resources grading 85.5 g/t Ag (~ 28.9 million Ag ounces) and 0.08 g/t Au.

… 4/

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 26, 2012

2.	Please disclose the metal price assumptions, all other key assumptions and parameters used to prepare all your resource estimates.

The updated resource estimate uses a base case cut-off of 45g/t Ag. Although the mineralization occurs at both open pit and underground working depths, preliminary Whittle pit shells suggest that a significant proportion of material could be mined through open pit operations using a mining cost of $1.50/tonne, processing costs of $12/tonne, assuming a 95% recovery and a silver price of $15 per troy ounce minus $1.00 for refinery and marketing. At the 45/t Ag (base case) cut-off grade, the Nieves resources are favorable with respect to selectivity and other factors when considering mining options and are considered to exhibit reasonable prospects for economic extraction.

Current Indicated and Inferred Mineral Resources for the Concordia and San Gregorio vein systems reported at a 45 g/t Ag cut-off grade (base case)1 are shown in the table below:

Vein	Zone	Resource Class	Tonnes (t)	Au (g/t)	Ag (g/t)	Au (oz) [2]	Ag (oz)[2]
Concordia	La Quinta	Indicated	4,590,000	0.1	103.4	14,757	15,259,171
Concordia	La Quinta	Inferred	10,516,000	0.08	85.5	27,048	28,907,758
San Gregorio	North	Inferred	4,005,000	0.15	79.4	19,315	10,223,998

1 Tonnes have been rounded up to the nearest 1,000. Au is reported to 2 decimal places and Ag to 1 decimal place.
21 troy ounce = 31.103 grams.

3.

Disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserves or resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101. Please note disclosure of a non-compliant historical estimate may be disclosed using the historical terminology if the filer:

Identifies the source and state of the historical estimate;

Comments on the relevance and reliability of the historical estimate;

To the extent known, provides the key assumptions, parameters and methods used to prepare the historical estimate;

… 5/

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 26, 2012

States whether the historical estimate uses categories other than those prescribed by NI 43- 101; and

Includes any more recent estimates or data available.

History, page 23

Metech Pty. Ltd., of Perth, Australia was commissioned to prepare an ore reserve and mining planning study of the MacArthur deposit in 1989 The Metech study initiated the purchase of the Anaconda Yerington district properties by Arimetco International (“Arimetco”). Arimetco mined a total of six million tons at an estimated grade of 0.36 % total copper using open pit methods from the MacArthur deposit in the period of 1995 to 1998. Due to financial difficulties resulting primarily from the low price of copper, Arimetco sought protection under Chapter 11 of the U. S. bankruptcy Code in January 1997 and suspended all operations in 2000. After Arimetco’s departure, the mining claims over the deposit were allowed to expire. No consistent, large-scale mining has occurred on the site.

History, page 32

In 1976, all assets of The Anaconda Company, including the Yerington Mine, were purchased by the Atlantic Richfield Company (ARCO) who in 1979 shut down dewatering pumps in the pit and closed the Yerington Mine due to low copper prices. In 1982, ARCO sold the entire Yerington Mine complex and Weed Heights town site to Mr. Don Tibbals of Yerington, Nevada, who scrapped the plant and equipment. At closure, before dewatering pumps were shut off, the Yerington mine plan hosted a pre-stripped, non NI 43-101 compliant historic “reserve” of 98 million tons averaging 0.36% Cu containing approximately 696 million pounds of copper (K. L. Howard, Jr., Anaconda Internal Memo, 1979)within the ultimate pit design. The (Howard, 1979) historic estimate was prepared from a geologic section calculation using a 0.2 %TCu cut-off grade. Although the 1979 estimate contained no classification for measured, indicated, or inferred resources as defined by NI 43-101, the total estimate compares favorably to Tetra Tech NI43-101 compliant independent resource estimate completed in February 2012. An additional 22.8 million tons of material containing 136.8 million pounds copper was identified adjacent to the pit in this historic estimate. The (Howard, 1975) memo addressing this material is considered a reliable historic estimate because it cites mine reconciliation calculations and geologic projections from drill holes using a 0.2% Cu grade cut-off in an internal Anaconda memo by T. Leigh to W.C. Norem (1979).

History, page 33

The Bear Deposit, located partially in the northeast corner of the Yerington Mine property, was discovered in 1961 by Anaconda during condemnation drilling in the sulfide tailings disposal area. The program identified chalcopyrite mineralization hosted in a porphyry system below 500 to 1,000 feet of valley fill and unmineralized bedrock. The mineralization is related to micaeous veining rather than type quartz veining common in the Yerington Mine porphyry system. Historic (not NI 43-101-compliant) resources estimated for the Bear Deposit are more than 500 million tons of material averaging 0. copper (Dilles and Proffett, 1995). The reference for this estimate does not include information regarding cut-off grade or methods used for the calculation and does not delineate categories for the resource. estimate is considered reliable as it was calculated by the author who was the principal geologist Anaconda (one of the world’s premiere copper companies of the time) responsible for the Bear drilling program in 1967. The Bear deposit is known to extend beyond the boundaries of SPS properties and percentage of the estimated resource controlled by SPS is unknown.

… 6/

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 26, 2012

Exhibit 99.2

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 Significant accounting policies

Mineral Properties, page 12

4.

We note you capitalize costs related to exploration and development expenditures, net of any recoveries. Please describe to us and revise future filings to disclose the nature of these recoveries and provide the total amount included in the capitalized asset for the fiscal years presented.

Going forward, we will amend the mineral properties accounting policy to include the following:

“Proceeds from the sale of properties or cash proceeds received from farm-out agreements are recorded as a reduction of the related mineral interest, with any excess proceeds accounted for in profit or loss.”

The recovery of $1,231,151 (2010 - $1,464,076) represents consideration received and reimbursement of expenses incurred on the Company’s Mexican properties.

We will continue to separately present recoveries on the mineral properties continuity table.

… 7/

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 26, 2012

17. Transition to IFRS, page 40

5.	Please provide us with the date you used to determine which accounting policies to apply. Please refer to the guidance in IFRS I, particularly paragraphs 7 and 8.

As required by IFRS 1 paragraph 7 and 8, the significant accounting policies applied by the Company for the years ended December 31, 2011 and December 31, 2010 and as at January 1, 2010, comply with all IFRS standards that were effective as at December 31, 2011.

6.

We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS I, that you applied upon the adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 23 of IFRS 1.

We confirm that the Company did take into account the IFRS 1 mandatory exceptions. To the extent that they are applicable to the Company, the Company applied the general premise of IFRS 1 mandatory exceptions which prevents companies from using hindsight retrospectively. The only mandatory exception applicable to the Company is estimates.

Estimates made by the Company in accordance with IFRS at transition date, and in the comparative period of the first IFRS consolidated financial statements, remained consistent with those determined under pre-changeover Canadian GAAP.

We confirm that there was no significant impact on the application of the mandatory exceptions as listed in IFRS 1 paragraph 14 to 17 and Appendix B.

Exhibit 99.3

Management Discussion and Analysis

Disclosure Controls and Internal Control over Financial Reporting, page 22

7.

We note you have referenced Canadian GAAP in this section. Please confirm to us that in future filings you will remove this reference as your financial statements are presented in accordance with IFRS.

… 8/

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 26, 2012

We confirm, going forward, that reference to pre-changeover “Canadian GAAP” will be removed and replaced with “IFRS”.

We acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
QUATERRA RESOURCES INC.

/s/Lawrence P. Page, Q.C.
Lawrence P. Page, Q.C.
Corporate Secretary and Director